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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Alcon, Inc.
(Name of Issuer)

Common Shares, Par Value CHF 0.20 Per Share
(Title of Class of Securities)

H01301102
(CUSIP Number)

Thomas Werlen
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
011-41-61-324-2745
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2011
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H01301102

1.	Names of Reporting Persons Novartis AG I.R.S. Identification Nos. of above persons (entities only). 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares	7.	Sole Voting Power 233,777,279
Beneficially
Owned by Each	8.	Shared Voting Power 0
Reporting
Person With	9.	Sole Dispositive Power 233,777,279

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,777,279

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 77.3%

14.	Type of Reporting Person (See Instructions) CO

        This Amendment No. 4 (this "Amendment No. 4") is filed to report the acquisition of beneficial ownership of additional common shares of Alcon, Inc. It amends and supplements the statement on Schedule 13D originally filed by Novartis with the Securities and Exchange Commission ("SEC") on July 14, 2008, as amended by Amendment No. 1 filed with the SEC on January 4, 2010, Amendment No. 2 filed with the SEC on August 30, 2010 and Amendment No. 3 filed with the SEC on December 15, 2010. Except as set forth below, all Items of the Schedule 13D, as amended (the "Schedule 13D"), remain unchanged.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Between December 28, 2010 and December 30, 2010, and between January 31, 2011 and February 9, 2011, Novartis purchased a total of 3,639,779 Shares, at a total cost of $595,917,752. Novartis financed the acquisition of such Shares from available cash resources and short-and long-term financing.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

        Item 5(a) through (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

        Since December 15, 2010, Novartis acquired approximately 3,639,779 Shares on the New York Stock Exchange at an average-weighted price of $163.72, bringing its ownership to 233,777,279 Shares, or approximately 77.3% of the outstanding Shares, based on 302,390,266 Shares that were issued and outstanding at December 31, 2010, as reported in the Issuer's Report on Form 6-K furnished to the SEC on February 2, 2011 with the Issuer's audited consolidated financial statements for the year ended December 31, 2010, which represents the most recent public filing containing such information.

        Novartis has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all Shares beneficially owned by it.

        Novartis entered into the Merger Agreement on December 14, 2010. The completion of the Merger remains subject to a number of material conditions. Novartis is therefore not currently the beneficial owner of any Minority Shares not included in the Share ownership figures disclosed above and hereby disclaims beneficial ownership of such Minority Shares.

        (c)   Neither Novartis nor, to the knowledge of Novartis, any of the persons listed on Schedule A to the Schedule 13D has engaged in any transaction in the Shares in the past 60 days other than as described in this Item 5.

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 SIGNATURE

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of February 9, 2011 that the information set forth in this statement is true, complete and correct.

NOVARTIS AG
By:	/s/ PETER RUPPRECHT
	Name:	Peter Rupprecht
	Title:	Authorized Signatory
NOVARTIS AG
By:	/s/ FELIX SENN
	Name:	Felix Senn
	Title:	Treasurer, Novartis Group

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  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
SIGNATURE